03037619

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

03 NOV 24

November 17, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

November 14, 2003 Interim Report for the half-year ended September 30, 2003

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

SUPPL

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-24.doc
T:113003

dlw 11/26


ETN9

Great choice Great service Great value

Electrocomponents plc Interim Report 30 September 2003

# Financial highlights

| | 2003 | 2002 | Growth/(decline) |
|---|---|---|---|
| Turnover | £368.8m | £365.3m | 1.0% |
| Operating profit* | £46.0m | £46.8m | (1.7)% |
| Profit before taxation* | £45.3m | £46.3m | (2.2)% |
| Earnings per share* | 7.4p | 7.6p | (2.2)% |
| Dividend per share | 5.60p | 5.25p | 6.7% |

* Before amortisation of goodwill

Turnover by origin


RS Rest of World
RS Japan
Allied
RS Rest of Europe
RS UK

RS Rest of Europe


Benelux
Spain
Ireland
Scandinavia
Austria
Italy
Germany
France

RS Rest of World


Chile
South Africa
Australia/
New Zealand
South Asia
North Asia

# Chairman's statement

**First half results**

Demand remained subdued in our major markets throughout the half year, with continental Europe being particularly weak. Sales were flat compared with last year, which is an encouraging step towards reversing the recent declines.

Against the first half of last year, Group sales increased by 1.0% to £368.8m from £365.3m, though after adjusting for the closure of an activity last year, favourable exchange rate movements and trading days, sales were flat. Profit before tax and amortisation of goodwill fell 2.2% to £45.3m from £46.3m. After adjusting for the beneficial £1.3m impact of exchange rates and the costs of £2.8m relating to the closure of an activity charged in the first half of last year, the decline was £5.1m. During the half year, about £6m of additional costs were incurred in the development of the Group's selling and marketing activities and systems capabilities.

Sales in our UK business fell, but at a much reduced rate than during the previous year, as rationalisation programmes continued to impact our customers in manufacturing to a greater extent than could be offset by our growth in other sectors. UK manufacturing is now showing some signs of becoming more stable, in terms of employment and output. Whilst reported sales in continental Europe showed growth, there was an underlying decline after adjustment for exchange rate movements. Our customers suffered from the major European economies being in or close to recession, whilst strikes and the prolonged shutdowns in August also reduced demand. Allied, our North American business, continued to grow though the market remained tough. Our relatively small, but strategically important, businesses in Japan and China showed good growth.

Our past strategic investments are showing positive results. Our Japanese business made its first profit in the month of September. This development, in its fifth year of trading, was in line with our original plan. The growth of this business demonstrates the attraction of our model to customers in this huge market. Our Chinese operations are also breaking even. Having made preparations in this half year, we will soon launch an exciting project to take our service to a same day despatch, next day delivery offer in the Shanghai area, thereby building our market leadership. e-Commerce sales grew by 44% in the half year to reach 15% of Group sales in September, about a quarter of which we estimate to be incremental.

During last year, we increased our selling and marketing activities to support new growth programmes, particularly in our UK and US businesses. This investment continued in this half year and resulted in selling and marketing costs being about £3m higher than in the first half of last year. Our major systems projects in Europe and Asia have entered the implementation phase with successful "go-lives" in South Asia (March), France (June) and, most recently, Australasia. The costs of these activities and additional depreciation triggered by the "go-lives" were about £3m higher than in the first half of last year. This impact will increase following further rollouts over the coming two years. These first implementations are significant steps forward and have successfully met our expectations, though the management challenge has been large. Importantly, the templates that have been developed are now in operational use and are demonstrating their ability to improve the effectiveness and productivity of our businesses when fully exploited.

Gross margins continued to improve, particularly in our UK and continental European businesses. The Group's gross margin reached 53.5%, up 0.9 percentage points from the first half of last year. Operating costs have continued to be carefully controlled.

At the end of last year, we indicated that we were reviewing our pension arrangements, particularly as related to the defined benefit scheme in the United Kingdom. This scheme was closed to new entrants in April 2003. Though well funded compared to many schemes, the scheme has moved from a surplus of £22.1m at the time of the last triennial valuation in March 2001 to a deficit this year. As at the end of September, the estimated deficit was about £38m. FRS 17 has not been adopted, but the estimated deficit under this Standard as at the end of September was £34m net of tax. In light of this, we have decided to reduce the benefit afforded by the previously identified 2001 surplus. This has increased the pension charge by £0.9m in the half year, with a similar increase currently anticipated in the second half.

The tax rate of 29% (based on profit before tax and the amortisation of goodwill) is the anticipated rate

# Chairman's statement (continued)

for this financial year and is the same as last year.

Before amortisation of goodwill, earnings per share declined 2.2% to 7.4p from 7.6p. After amortisation of goodwill, earnings per share were flat at 6.2p.

Cash flow has continued to be robust. The conversion of operating profit (before amortisation of goodwill) to operating cash flow remained high at 117%. This was after a cash outflow on working capital of £3.6m, which reflected stock increases to support the implementation of systems in France and additional stock build in Shanghai in anticipation of launching the high service project. Net capital expenditure reduced to £8.7m from £15.4m, including the proceeds from the sale of a property (at book cost) of £3.1m. Tax payments, however, were higher than in the previous year, due to a bunching of scheduled payments in this half year. Consequently, free cash flow was again strong at £27.1m, but below that of the first half of last year (£28.6m).

Net debt was £69.3m against £67.2m at 30 September 2002. Exchange rate movements, particularly the weakening of the US Dollar, have benefited this year's figure by £1.8m. The balance sheet remains strong: gearing is low and interest cover high.

Ian Mason's report provides a more detailed review of the Group's trading.

**Interim dividend**

The Board has decided to increase the interim dividend by 6.7% to 5.60p from 5.25p. The reported earnings cover for our dividends continues to be depressed by the trading conditions and our investment programmes, but the Group's liquidity and cash generation is strong. The Board's dividend decisions are based on all of these factors, together with its assessment of the Group's medium term growth prospects.

**Current trading**

Sales per day across the Group improved in September and October from the unusually depressed levels of August and were level with last year (on a like-for-like basis). We do not anticipate a rapid improvement in the trading backdrop, though leading indicators, such as Purchasing Managers Indices, have been trending upwards, albeit from low levels.

As last year, management continues to focus on achieving sales improvements driven by our own actions, enhancing gross margins and controlling costs. We are having success in targeting sectors outside our traditional manufacturing customer base and we continue to expect such sectors to provide considerable long term growth opportunities.

Our businesses remain well positioned to respond rapidly to a trading recovery and I remain confident about the Group's medium and long term prospects for sales and profit growth.



**Bob Lawson, Chairman, 5 November 2003**

# Chief Executive's statement

The Group's sales were at a level similar to the first half of last year despite the continued difficult trading backdrop. We believe in the growth potential of all our businesses and continue to invest in infrastructure (mainly systems) and initiatives (mainly sales and marketing) to drive growth. We have continued to manage the business tightly: cost control and more effective gross margin management have partially offset the impact of the additional infrastructure and sales and marketing spend.

**United Kingdom**

Sales of our UK business of £176.0m were 3.3% lower than in the first half of last year. The decline was 1.6% after adjusting for the closure of an activity at the end of the first half of last year. This adjusted rate of decline has improved from 9.2% in the comparable period last year.

Our UK business continues to evolve. The task remains to replace the loss of highly productive customers in manufacturing with more, new customers in the growing service sectors of the economy. While these customers find our offer as attractive as their counterparts in manufacturing, the development of their buying frequency and breadth of purchase takes time.

Sales and marketing resources have been increased to help drive the transition. Of the Group's additional sales and marketing investment over the first half of last year of about £3m, two thirds has been in the UK. Our programme of building the sales force, which commenced last year, has continued and the sales force is now significantly larger. Territories have been restructured to make calling patterns more efficient and customer contact more effective and frequent. Already we have experienced a very favourable customer reaction and we are now seeing sales growth in those territories in which the restructuring and strengthening was first completed. The recruitment and training of the sales force and their familiarisation with the territories will be complete during the second half, though the full benefits will take time to realise.

In the second half of last year the catalogue circulation was increased, and these higher levels have been maintained, whilst direct marketing has also been increased. In this half year, our customers will have received up to four mailings on selected campaigns. These generated high responses and an increase in revenue compared to control groups. This is a significant increase in both coverage and frequency compared to last year. Our direct marketing has also been simplified and is used to introduce our offer to a very wide range of end users.

Last year we indicated our increased focus on acquiring more customers in the growing service sectors. We have had good successes in transportation, defence and health and our intention is to develop a broader customer base to support our long term growth objectives.

By way of an example, sales to the hospital sector have grown over the past year as our offer has become increasingly understood and appreciated by the targeted end users and buyers. We have also been successful in developing our business in selected large corporate accounts using our managed stock replenishment capability supported by the trade counter network.

Our customer numbers have increased by 1.5% in the half year as customer gains outweigh customer losses. This is the result of the intensified customer acquisition activities and the successful application of our new customer "nursery" programme.

e-Commerce continues to be an increasingly important channel to market and is proving to be attractive to customers, with increased penetration within existing installations and considerable demand for new installations. e-Commerce sales increased 40% in this half year compared to last year and reached 18% of sales in September.

Despite the sales decline and additional investment, a further improvement in the gross margin resulted in the profit contribution to sales rising to 32.3% from 31.4%. Excluding the £1m of closure costs charged to the UK business last year, the improvement was 0.4 percentage points.

**Rest of Europe**

Sales in the Rest of Europe declined by 2.3% (adjusted for trading days and exchange rate movements) to £114.3m, though the reported growth was 7.8%. The economic pressures were similar across all markets, with the manufacturing sectors facing continued difficulties, so putting pressure on our customer base. In addition, certain countries suffered strikes that were disruptive to business, while the longer holiday

## Chief Executive's statement (continued)

shutdowns in August particularly impacted France and Italy. Germany, however, achieved some growth as did our businesses in Spain, Ireland and Benelux, though Scandinavia and Austria suffered declines. e-Commerce sales continued to benefit from the investments of last year and increased by about 60%, reaching around 20% of sales in certain businesses.

During the half year, work has commenced on rolling out our successful Sales Effectiveness Programme across Europe, including the UK. This programme was developed in Asia and has been a significant enabler in driving sales, providing another example of how we are transferring best practice around the Group.

The disemination and application of best practice has been ensured by a more consistent approach to marketing. For example, following the successful trial in Italy, the French catalogue frequency has been reduced from twice a year to annually, commencing with the September 2003 issue. More annual catalogues have been distributed and the remaining catalogue cost savings reallocated to other marketing activities.

Yet another example of best practice deployment is the further improvement that has been achieved in the gross margin. Over the last few years, we have paid particular attention to improving all elements of the gross margin. Our emphasis has not been on selling prices and cost prices, where changes have been similar to previous years, but on areas where the customer also benefits. Examples include the reduction of errors that give rise to sales credits and having much clearer and more targeted column and customer discount structures. Thus our gross margin in Germany has improved despite an increase in targeted customer discounts, which have been used more effectively to drive sales.

During the half year, there was significant investment in our European infrastructure, which is now sized to support a much bigger business.

The largest investment related to the first implementation, in France, of the system template that we have developed for Europe, including the UK. This implementation is part of our Europe-wide systems project that will cost over £50m, with 80% of the cash expenditure already incurred in developing the template and providing a robust infrastructure. The integrated template embodies our best practices across all our internal and customer facing activities. It also includes a customer relationship module, stock and warehouse management applications, and the interface to our e-Commerce platform. The installation in France took place in early June and, though there have been teething problems reflecting its complexity, the implementation has been successful, with the systems capability matching our expectations. The implementation has required some additional stock and costs as we have worked with customers and suppliers to ensure that any disruption arising from the new practices is kept to a minimum. Implementation is planned to rollout to the UK and the other businesses in Europe over the next two years. This timeframe allows substantial periods for testing and training, so as to reduce the risk to customer service during the transition.

The implementation in France has triggered additional depreciation in the half year, the impact of which is in Process costs. The depreciation charge will increase as further implementations take place across Europe. Meanwhile, there is some doubling up of legacy and new system support costs that will be eliminated as the rollout is completed.

Elsewhere, the new warehouse in Germany, to which we moved in Christmas 2002, has been fully bedded in and productivity gains are starting to come through. In March, we successfully moved into a larger warehouse in Spain to support improved service levels in our growing Spanish business with more locally held stock.

The improvements in gross margin and tight cost control resulted in the contribution margin on sales increasing to 19.0% from 18.3%, despite the impact of the various investments. The reported profit contribution thereby increased 11.9% to £21.7m, though adjusted to constant exchange rates the increase was 0.6%.

**North America**

Sales in Allied, our North American business, grew by 4.2% (adjusted) to £51.2m, though the impact of the weakening of the US Dollar gave a reported decline of 2.8%. Allied's sales resumed year-on-year growth in August 2002 and it has continued to climb out of the trough of the electronics cycle. The general trading backdrop in the US through this half year remained difficult. The much-anticipated economic recovery proved to be elusive, particularly in the manufacturing

sector. Allied has had significant marketing and selling initiatives underway to drive sales since the second half of last year. These accounted for about one-quarter of the Group's increase in such costs in this half year.

The strategic focus remains on enhancing the effectiveness of Allied's local sales offices. Allied has over 60 sales offices nationwide, whose main role is to gain business from customers in their area who value the local contact. This makes Allied an effective competitor against smaller regional distributors that cannot match Allied's product offer and service and against national distributors that have more limited local presence.

One example of our investment in effectiveness is the rollout of a new quotation system. Customers generally require a quotation before placing an order and the preparation of a quotation is time-consuming for the salesman. The new system makes the process more efficient and is now live in all the branches. The time freed up is being used for more pro-active selling. Field salesmen who operate externally to the branches have also been deployed and the most effective mix of internal and external sales efforts is being established.

A further investment has been made in a new database cataloguing system that makes the production of the annual catalogue more efficient. The product information and descriptions are also being enhanced. Some benefits of this are apparent in the new catalogue issued in October 2003, but the full impact will be seen in the 2004 issue. There will also be more immediate benefits from providing the enhanced content on Allied's internet site.

As indicated last year, Allied has expanded its offer with new products in the electromechanical area. Some 15 important new suppliers have been attracted and the results to date have been good.

Allied's gross margin was about two percentage points below last year due to a number of factors. One has been the growth of "not in catalogue" sales, where the products are not carried in stock, which provides a valuable extra service to customers. The introduction of higher ticket price items at lower gross margins has been another factor. The way that business is done in the United States differs from Europe and this has had an impact too. In particular, the order taking process is through provision of quotations, which implies more price negotiation, especially when trading is tough. Initiatives based on the successful improvement of gross margin in the RS businesses are being introduced, where applicable, to Allied and should support a higher Allied gross margin over time.

The lower gross margin and investment in selling and marketing resulted in the contribution on sales of Allied declining to 11.3% from 15.0% last year.

**Japan**

Sales have grown by 29.5% (adjusted) to £6.3m. The continued strong growth rate came from adding new customers, which grew by 12%, and the strong development of ordering frequency by existing customers. Both are good pointers to continued growth. The customer base is broad, covering most sectors of the economy and all job functions.

e-Commerce continues to grow rapidly and in September was 39% of sales, up from 33% a year ago. Whilst direct web sales still account for the majority of our e-Commerce sales, there has been strong growth in the half year through our PurchasingManager™ application.

The business achieved a profit in the month of September and losses for the half year reduced to £0.6m from £2.1m in the first half of last year. The recent sales and profit performances highlight our potential in Japan.

**Rest of World**

Sales in the Rest of World segment grew by 3.7% (adjusted) to £21.0m. Exchange rates had a significant impact with the reported growth being 7.7%. The main businesses in this segment are in Asia where the sales growth was higher, but with significant variations across the businesses. Profitability showed a good increase, with contribution as a percentage of sales increasing to 10.5% from 6.2% last year.

Sales in China grew by 10.3% (adjusted), overcoming the impact of import compliance regulations though more restrictions are expected. The new catalogue of 26,500 compliant products launched in April has been positively received. Plans to launch a ground breaking same day despatch service offer in the Shanghai area were delayed by the SARS outbreak earlier in the year, but are now back on track. The launch will be in the second half.

# Chief Executive's statement (continued)

Our businesses in Hong Kong and Taiwan have suffered from the local economic difficulties, but returned to growth in the half year. Our China-related businesses broke even in the half year.

Our profitable businesses in Australasia again had good sales growth. In early October, the Asia systems template was successfully implemented.

In South Asia, sales declined against last year but profits were maintained. The first implementation of the Asia systems template took place in March and this required significant management support during the half year. The functionally rich internet trading platform used in Europe has been introduced in South Asia over the past three months and customer reaction has been excellent. Rollout to Australasia and North Asia is planned to take place in the second half.

**e-Commerce**

The Group's e-Commerce sales were £51.1m, up 44% (adjusted) on the first half of last year. In September, they represented 15% of sales.

We have continued to rollout our most advanced e-Commerce capabilities to enhance the existing trading sites. The most recent investment has been in Asia as noted above. In addition, the new functionality has been made available to our third party distributors. We now serve over 70 markets with our common platform, which provides significant advantages in managing our overall e-Commerce offer and introducing new developments.

The e-Commerce market continues to evolve, though the majority of our e-Commerce sales are still from customers browsing and ordering on our internet sites. Sales growth from our e-Procurement capabilities is strong, but has been exceeded by the growth through our PurchasingManager™ application. More than 600 customers are now active in implementing this application, with the majority of these rolling it out across their businesses. Customers find this application a workable and effective tool for controlling their purchases of small order maintenance and development items and for reducing transaction costs. We continue to develop the functionality of PurchasingManager™ in response to positive customer feedback.

**Processes**

Reported Process costs increased 8.7% to £39.9m from £36.7m last year. The main reason for this was the £3m increase in systems depreciation and costs. Process costs are carefully controlled and are flattening as a percentage of sales, excluding project driven costs.

Through the half year, stock management was again strong and overall service levels improved. Additional stock was held to support customer service levels in the businesses implementing new systems and also to support the Shanghai same day offer project. This resulted in stock being £4.1m higher than at the year end. Stock turn of 2.5x was slightly below last year (2.6x).

Elsewhere, much work is being done in Product Management on reviewing the structure of our product offer and the results to date imply that our offer in the UK, for example, is likely to reduce in size from the current 133,000 products over the coming years.

**Summary**

Trading has remained difficult through this half year, but we have continued with our investment programmes. Our increased selling and marketing activities and the systems implementations provide testimony to our belief in the potential of our businesses. The successes of our e-Commerce activities and of our business in Japan show that past investments are now starting to pay back. I do not anticipate a quick improvement in our trading environment, but remain confident in and committed to realising the opportunities available to the Group.

Ian Mason

**Ian Mason, Group Chief Executive, 5 November 2003**

## Consolidated results

| | NOTE | 6 MONTHS TO 30.9.2003 (UNAUDITED) £M | 6 MONTHS TO 30.9.2002 (UNAUDITED) £M | YEAR TO 31.3.2003 (AUDITED) £M |
|---|---|---|---|---|
| **Turnover** | 1 | **368.8** | 365.3 | 743.7 |
| **Operating profit** | | | | |
| – before amortisation of goodwill | | **46.0** | 46.8 | 102.1 |
| – amortisation of goodwill | | **(5.4)** | (5.8) | (11.3) |
| | 1 | **40.6** | 41.0 | 90.8 |
| Net interest payable | | **(0.7)** | (0.5) | (1.2) |
| **Profit on ordinary activities before taxation** | | **39.9** | 40.5 | 89.6 |
| Profit before taxation and amortisation of goodwill | | **45.3** | 46.3 | 100.9 |
| *Taxation on profit on ordinary activities* | 2 | **(13.1)** | (13.4) | (29.3) |
| **Profit on ordinary activities after taxation** | | **26.8** | 27.1 | 60.3 |
| Interim dividend | | **(24.3)** | (22.8) | (22.8) |
| Final dividend | | **–** | – | (51.1) |
| **Retained profit (loss) for the period** | | **2.5** | 4.3 | (13.6) |

### Recognised gains and losses

| | | | |
|---|---|---|---|
| Profit on ordinary activities after taxation | **26.8** | 27.1 | 60.3 |
| Translation differences | **(7.3)** | (18.7) | (10.8) |
| ***Total recognised gains and losses*** | **19.5** | 8.4 | 49.5 |

### Per share information

| | | | | |
|---|---|---|---|---|
| *Basic earnings per share* | | | | |
| Before amortisation of goodwill | 3 | **7.4p** | 7.6p | 16.5p |
| After amortisation of goodwill | 3 | **6.2p** | 6.2p | 13.9p |
| Dividend per share | | | | |
| Interim | 4 | **5.60p** | 5.25p | 5.25p |
| Final | | | | 11.75p |

# Group balance sheet

| | NOTE | 30.9.2003 (UNAUDITED) £M | 30.9.2002 (UNAUDITED) £M | 31.3.2003 (AUDITED) £M |
|---|---|---|---|---|
| **Fixed assets** | | | | |
| Intangible fixed assets – goodwill | | **162.9** | 183.2 | 176.6 |
| Tangible fixed assets | | **167.3** | 160.8 | 170.1 |
| Investments | | **1.6** | 1.8 | 1.6 |
| | | **331.8** | 345.8 | 348.3 |
| ***Current assets*** | | | | |
| Stocks | | **138.2** | 137.2 | 134.1 |
| Debtors | | **141.3** | 138.3 | 146.8 |
| Investments | | **11.0** | 7.0 | 23.8 |
| Cash at bank and in hand | | **9.4** | 2.3 | 2.9 |
| | | **299.9** | 284.8 | 307.6 |
| Creditors: *amounts falling due within one year* | | **(157.7)** | (138.3) | (204.6) |
| **Net current assets** | | **142.2** | 146.5 | 103.0 |
| **Total assets less current liabilities** | | **474.0** | 492.3 | 451.3 |
| Creditors: amounts falling due after more than one year | | **(82.2)** | (84.9) | (54.0) |
| Provisions for liabilities and charges | | **(8.3)** | (9.3) | (9.1) |
| | | **383.5** | 398.1 | 388.2 |
| **Capital and reserves** | | | | |
| Called-up share capital | | **43.5** | 43.5 | 43.5 |
| Share premium account | | **38.4** | 38.2 | 38.3 |
| Profit and loss account | | **301.6** | 316.4 | 306.4 |
| ***Equity shareholders' funds*** | 5 | **383.5** | 398.1 | 388.2 |

# Consolidated cash flow statement

| | NOTE | 6 MONTHS TO 30.9.2003 (UNAUDITED) £M | 6 MONTHS TO 30.9.2002 (UNAUDITED) £M | YEAR TO 31.3.2003 (AUDITED) £M |
|---|---|---|---|---|
| **Net cash inflow from operating activities** | | **53.6** | 59.2 | 133.6 |
| Returns on investments and servicing of finance | | **(0.7)** | (0.5) | (1.2) |
| Taxation | | **(17.1)** | (14.7) | (31.5) |
| Capital expenditure and financial investment | | | | |
| Net additions to fixed assets | | **(8.7)** | (15.4) | (33.4) |
| Receipt of capital grants | | **–** | – | 0.7 |
| **Free cash flow** | | **27.1** | 28.6 | 68.2 |
| Equity dividends paid | | **(51.1)** | (47.8) | (70.6) |
| **Cash outflow before use of liquid resources and financing** | | **(24.0)** | (19.2) | (2.4) |
| Management of liquid resources | | **13.1** | 9.7 | (5.1) |
| Financing | | | | |
| Shares | | **0.1** | 0.4 | 0.5 |
| Loans | | **17.0** | 7.2 | 3.9 |
| **Increase (decrease) in cash** | 6 | **6.2** | (1.9) | (3.1) |

**Reconciliation of operating profit to net cash inflow from operating activities**

| | | | |
|---|---|---|---|
| Operating profit | **40.6** | 41.0 | 90.8 |
| Amortisation of goodwill | **5.4** | 5.8 | 11.3 |
| Depreciation and other amortisation | **11.2** | 9.7 | 19.1 |
| (Increase) decrease in stocks | **(4.2)** | (4.2) | 2.7 |
| Decrease (increase) in debtors | **4.0** | 6.3 | (0.2) |
| (Decrease) increase in creditors | **(3.4)** | 0.6 | 9.9 |
| **Net cash inflow from operating activities** | **53.6** | 59.2 | 133.6 |

# Notes to the interim report

## 1 Segmental analysis

| | | 6 MONTHS TO 30.9.2003 (UNAUDITED) £M | 6 MONTHS TO 30.9.2002 (UNAUDITED) £M | YEAR TO 31.3.2003 (AUDITED) £M |
|---|---|---|---|---|
| **By geographical destination** | | | | |
| **Turnover:** | United Kingdom | **169.7** | 175.3 | 353.7 |
| | Rest of Europe | **116.3** | 107.7 | 227.0 |
| | North America | **50.8** | 52.4 | 103.2 |
| | Japan | **6.3** | 5.0 | 11.3 |
| | Rest of World | **25.7** | 24.9 | 48.5 |
| | | **368.8** | 365.3 | 743.7 |
| **By geographical origin** | | | | |
| **Turnover:** | United Kingdom | **176.0** | 182.1 | 366.9 |
| | Rest of Europe | **114.3** | 106.0 | 224.3 |
| | North America | **51.2** | 52.7 | 103.4 |
| | Japan | **6.3** | 5.0 | 11.3 |
| | Rest of World | **21.0** | 19.5 | 37.8 |
| | | **368.8** | 365.3 | 743.7 |
| **Operating profit:** | United Kingdom | **56.8** | 57.1 | 119.1 |
| | Rest of Europe | **21.7** | 19.4 | 44.1 |
| | North America | **5.8** | 7.9 | 14.4 |
| | Japan | **(0.6)** | (2.1) | (3.3) |
| | Rest of World | **2.2** | 1.2 | 2.4 |
| | Contribution – before amortisation of goodwill | **85.9** | 83.5 | 176.7 |
| | Groupwide process costs | **(39.9)** | (36.7) | (74.6) |
| | Amortisation of goodwill – Allied (North America) | **(5.3)** | (5.7) | (11.1) |
| | Amortisation of goodwill – RS Norway (Rest of Europe) | **(0.1)** | (0.1) | (0.2) |
| | | **40.6** | 41.0 | 90.8 |
| **By geographical location** | | | | |
| **Net assets:** | United Kingdom | **212.6** | 210.6 | 219.9 |
| | Rest of Europe | **73.8** | 68.4 | 70.4 |
| | North America | **26.3** | 28.8 | 26.5 |
| | Japan | **3.1** | 3.9 | 1.7 |
| | Rest of World | **25.1** | 24.7 | 22.0 |
| | Net operating assets | **340.9** | 336.4 | 340.5 |
| | Net debt | **(69.3)** | (67.2) | (46.9) |
| | Unallocated net assets | **111.9** | 128.9 | 94.6 |
| | | **383.5** | 398.1 | 388.2 |
| Unallocated net assets comprise: | | | | |
| | Intangible fixed assets: | | | |
| | Goodwill – Allied (North America) | **162.3** | 182.4 | 175.9 |
| | Goodwill – RS Norway (Rest of Europe) | **0.6** | 0.8 | 0.7 |
| | Corporate tax | **(18.4)** | (22.2) | (21.8) |
| | Proposed dividend | **(24.3)** | (22.8) | (51.1) |
| | Provisions for liabilities and charges | **(8.3)** | (9.3) | (9.1) |
| | | **111.9** | 128.9 | 94.6 |

| 2 Taxation on the profit of the Group | 6 MONTHS TO 30.9.2003 (UNAUDITED) £M | 6 MONTHS TO 30.9.2002 (UNAUDITED) £M | YEAR TO 31.3.2003 (AUDITED) £M |
|---|---|---|---|
| United Kingdom taxation | **10.9** | 9.6 | 21.8 |
| Overseas taxation | **2.2** | 3.8 | 7.5 |
| | **13.1** | 13.4 | 29.3 |

| 3 Earnings per share | 6 MONTHS TO 30.9.2003 (UNAUDITED) £M | 6 MONTHS TO 30.9.2002 (UNAUDITED) £M | YEAR TO 31.3.2003 (AUDITED) £M |
|---|---|---|---|
| Profit on ordinary activities after taxation | **26.8** | 27.1 | 60.3 |
| Amortisation of goodwill (excluding tax effect) | **5.4** | 5.8 | 11.3 |
| Profit on ordinary activities after taxation and before amortisation of goodwill | **32.2** | 32.9 | 71.6 |
| Weighted average number of shares | **434.9m** | 434.7m | 434.8m |
| Basic earnings per share | | | |
| Before amortisation of goodwill | **7.4p** | 7.6p | 16.5p |
| After amortisation of goodwill | **6.2p** | 6.2p | 13.9p |

### 4 Interim dividend

The timetable for the payment of the interim dividend is:

| | |
|---|---|
| Ex-dividend date | 17 December 2003 |
| Dividend record date | 19 December 2003 |
| Dividend payment date | 22 January 2004 |

| 5 Reconciliation of movements in shareholders' funds | 6 MONTHS TO 30.9.2003 (UNAUDITED) £M | 6 MONTHS TO 30.9.2002 (UNAUDITED) £M | YEAR TO 31.3.2003 (AUDITED) £M |
|---|---|---|---|
| Profit for the period | **26.8** | 27.1 | 60.3 |
| Dividends | **(24.3)** | (22.8) | (73.9) |
| Retained profit (loss) for the period | **2.5** | 4.3 | (13.6) |
| Translation differences | **(7.3)** | (18.7) | (10.8) |
| New share capital subscribed | **0.1** | 0.4 | 0.5 |
| Net reduction to equity | **(4.7)** | (14.0) | (23.9) |
| Equity shareholders' funds at the beginning of the period | **388.2** | 412.1 | 412.1 |
| Equity shareholders' funds at the end of the period | **383.5** | 398.1 | 388.2 |

# Notes to the interim report (continued)

| 6 Reconciliation of net cash flow to movement in net debt | 6 MONTHS TO 30.9.2003 (UNAUDITED) £M | 6 MONTHS TO 30.9.2002 (UNAUDITED) £M | YEAR TO 31.3.2003 (AUDITED) £M |
|---|---|---|---|
| Increase (decrease) in cash | **6.2** | (1.9) | (3.1) |
| Management of liquid resources | **(13.1)** | (9.7) | 5.1 |
| Financing – loans | **(17.0)** | (7.2) | (3.9) |
| Change in net debt relating to cash flows | **(23.9)** | (18.8) | (1.9) |
| Translation differences | **1.5** | 4.6 | 8.0 |
| Movement in net debt for the period | **(22.4)** | (14.2) | 6.1 |
| Net debt at the beginning of the period | **(46.9)** | (53.0) | (53.0) |
| Net debt at the end of the period | **(69.3)** | (67.2) | (46.9) |
| Net debt at the end of the period comprises: | | | |
| Cash at bank and in hand | **9.4** | 2.3 | 2.9 |
| Overdrafts | **(0.9)** | (1.0) | (0.3) |
| Current instalments of loans | **(22.2)** | (25.0) | (29.0) |
| Loans repayable after more than one year | **(66.6)** | (50.5) | (44.3) |
| Current asset investments | **11.0** | 7.0 | 23.8 |
| | **(69.3)** | (67.2) | (46.9) |

| 7 Principal exchange rates | 6 MONTHS TO 30.9.2003 | 6 MONTHS TO 30.9.2002 | YEAR TO 31.3.2003 |
|---|---|---|---|
| **Average for the period** | | | |
| United States Dollar | **1.62** | 1.51 | 1.54 |
| Euro | **1.43** | 1.59 | 1.56 |
| Japanese Yen | **190** | 186 | 188 |

| | 30.9.2003 | 30.9.2002 | 31.3.2003 |
|---|---|---|---|
| **Period end** | | | |
| United States Dollar | **1.66** | 1.57 | 1.58 |
| Euro | **1.43** | 1.59 | 1.45 |
| Japanese Yen | **185** | 191 | 187 |

### 8 Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards, using the accounting policies set out in the Annual Report for the year ended 31 March 2003.

The financial information included in this document does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for the year to 31 March 2003 have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. The interim financial information is unaudited but has been subject to a limited review by KPMG Audit Plc.

# Independent review report by KPMG Audit Plc to Electrocomponents plc

**Introduction**

We have been instructed by the Company to review the financial information which comprises the Consolidated results, Group balance sheet, Consolidated cash flow statement and notes 1 to 8 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

**Directors' responsibilities**

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

**Review work performed**

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

**Review conclusion**

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

**KPMG Audit Plc**
Chartered Accountants
London
5 November 2003

Designed and produced by Pauffley, London. Printed in England by Royle Corporate Print, London.

Electrocomponents plc

International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom

t. (44) (0) 1865 204000
f. (44) (0) 1865 207400
www.electrocomponents.com